767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

February 4, 2025

VIA EDGAR TRANSMISSION

Catherine De Lorenzo and Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Re:	Gores Holdings X, Inc. / CI

Draft Registration Statement on Form S-1

Submitted August 3, 2023

CIK No. 0001986817

Dear Ms. De Lorenzo and Ms. Howell:

On behalf of our client, Gores Holdings X, Inc., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 29, 2023, relating to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on August 3, 2023. In connection with this response, Gores X will be confidentially submitting, electronically via EDGAR to the Commission, an amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) on the date of this response letter.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to the comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Draft Registration Statement.

Permitted Purchases of our Securities, page 124

1. Comment: We note the disclosure in this section that if you seek shareholder approval of the business combination, your sponsor, officers, directors and affiliates may purchase shares in privately negotiated transactions. You then state that such purchases would be to “vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination.” Please reconcile with the disclosure on page 27 where you state such shares will not be voted. See also for guidance Question 166.01 of the Compliance and Disclosure Interpretations Tender Offer Rules and Schedules.

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8849 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc: Mark Stone, Chief Executive Officer, Gores Holdings X, Inc.